Free Writing Prospectus dated July 13, 2006
Filed Pursuant to Rule 433
File No. 333-135115
Withdrawal of certain selling stockholders from underwritten public offering of Micrus Endovascular Corporation common stock
On June 29, 2006, Micrus Endovascular Corporation (“Micrus”) filed Amendment No. 1 to its Registration Statement on Form S-3 with respect to a proposed underwritten offering of up to 3,451,274 shares of its common stock, par value $0.01 per share (the “Registration Statement”). As described in the Registration Statement, 3,001,108 of the shares were to be offered by selling stockholders and the underwriters had an over-allotment option to purchase up to 450,166 shares of common stock from Micrus. On July 12, 2006, Micrus filed a Free Writing Prospectus indicating that certain selling stockholders had determined not to participate in the offering. As a result of the withdrawal of these selling stockholders from the offering, the number of shares to be offered by the selling stockholders in the offering was reduced by 1,317,004 shares, from an aggregate of 3,001,108 shares to an aggregate of 1,684,104 shares. In addition, the over-allotment option granted by Micrus to the underwriters was also reduced by 197,551 shares, from 450,166 shares to 252,615 shares.
Certain additional selling stockholders have determined not to participate in the offering. As a result of the additional withdrawal of these selling stockholders the number of shares to be offered by the selling stockholders has been further reduced by 413,893 shares, from an aggregate of 1,684,104 shares to an aggregate of 1,270,211 shares. In addition, the over-allotment option granted by Micrus to the underwriter has also been further reduced from 252,615 shares to 190,531 shares.
Certain changes to “Principal and Selling Stockholders”
As a result of the withdrawal of these additional selling stockholders from the offering, the number of shares of common stock offered by the selling stockholders in the offering previously identified in the prospectus under the heading “Principal and Selling Stockholders” has changed. The amended table appears below. Investors are urged to read all of the information contained in the Registration Statement and the other documents that Micrus has filed with the SEC for more complete information about Micrus and the public offering.
PRINCIPAL AND SELLING STOCKHOLDERS
     The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2006 (except as noted), and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:
•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.

     Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and include voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of June 1, 2006 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus, excluding shares that may be sold by us to the underwriters upon exercise of the Overallotment Option.
     Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 14,220,891 shares of common stock outstanding as of June 1, 2006.
     Unless otherwise noted below, the address of each person listed on the table is c/o Micrus Endovascular Corporation, Attn: CFO, 821 Fox Lane, San Jose, California 95131.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior		Shares of	Beneficially Owned After
	to the Offering(20)		Common	the Offering
			Stock
Name and Address	Number	Percent	Offered	Number	Percent
5% Stockholders
HBM Bioventures (Cayman) Ltd(1)
Unit 10 Eucalyptus Building
Grand Cayman AI 00000	1,927,561	13.55%	—	1,927,561	13.55%
PolyTechnos Medical Devices Ltd.(2)
13-15 Victoria Road
St Peter Port
Guernsey, CY5 70A	965,936	6.79%	965,936	0	*
William Harris Investors(3)
191 North Wacker Drive,
Suite 1500
Chicago, IL 60606	908,068	6.39%	—	908,068	6.39%
Delaware Management Holdings(4)
One Commerce Square
205 Market Street
Philadelphia, PA 19103	826,500	5.81%	—	826,500	5.81%
Aureus Capital Partners, Ltd.(5)
P.O. Box 641, No. 1 Seaton Place
St Helier, Jersey
Channel Islands XO JE4 8YJ	732,351	5.15%	—	732,351	5.15%
Directors and Named Executive Officers
John T. Kilcoyne(6)	139,258	*	—	139,258	*
Robert A. Stern(7)	90,875	*	—	90,875	*
Robert C. Colloton(8)	39,351	*	—	39,351	*
Eckhard H. Reitz(9)	23,148	*	—	23,148	*

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned Prior		Shares of	Beneficially Owned After
	to the Offering(20)		Common	the Offering
			Stock
Name and Address	Number	Percent	Offered	Number	Percent
Tom M. Holdych(10)	109,426	*	—	109,426	*
Edward F. Ruppel, Jr.(11)	45,290	*	—	45,290	*
Michael R. Henson(12)	481,404	3.39%	297,609	183,795	1.29%
Leo Nelson Hopkins(13)	108,836	*	—	108,836	*
Fred Holubow(14)	60,805	*	6,666	54,139	*
Beat R. Merz(15)	35,229	*	—	35,229	*
Francis J. Shammo(16)	19,999	*	—	19,999	*
Jeffrey H. Thiel(17)	61,364	*	—	61,364	*
Simon Waddington(18)	42,744	*	—	42,744	*
All directors and executive officers as a group(19)	1,298,691	9.13%	304,275	994,416	6.99%

*	Indicates beneficial ownership of less than one percent.

(1)	See footnote 15 for a description of the relationship of Dr. Merz, our director, with HBM BioVentures (Cayman) Ltd. The board of directors of HBM BioVentures (Cayman) Ltd. exercises voting and investment power over any of our shares held by such entity and acts by majority vote. The board of directors of HBM BioVentures (Cayman) Ltd. is comprised of John Arnold, Colin Shaw, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to the shares.

(2)	See footnote 18 for a description of the relationship of Dr. Waddington, our director, with PolyTechnos Medical Devices Ltd. This information is based on Schedule 13G/A filed with the SEC by Simon Waddington on April 12, 2006. Includes 327,083 shares held by PolyTechnos Venture Fund II, LP, 81,472 shares held by PolyTechnos Venture Fund II GmbH & Co., 2,472 shares held by PolyTechnos Partners and Team GmbH and 554,909 shares held by PolyTechnos Medical Devices Ltd. The board of directors of PolyTechnos Medical Devices Ltd. exercise voting and investment power over the shares of our capital stock held by such entity. The board of directors of PolyTechnos Medical Devices Ltd. is comprised of Andrew Gill and Peter Touzeau.

(3)	This information is based on Schedule 13G filed with the SEC on February 14, 2006. According to the Schedule 13G Harris William Investors (William Harris Investors, Inc.) hold sole voting power over 172,627 shares and shared voting power of 675,603 shares and sole dispositive power over 848,230 shares and shared dispositive power over 59,838 shares.

(4)	This information is based on Schedule 13G filed with the SEC on February 9, 2006 by Delaware Management Holdings. According to the Schedule 13G, such entity has voting and dispositive power with respect to all such shares.

(5)	Includes 508,494 shares of record held by Mach II L.P. and 223,857 shares of record held by Mach Capital L.P. The board of directors of Aureus Capital Partners Ltd. exercises voting and investment power over the shares of our capital stock held by Mach II L.P., as general partner of Mach Capital L.P., which is in turn the general partner of Mach II L.P. The board of directors of Aureus Capital Partners Ltd. is comprised of Frank Becker, Peter Donnelly, Keith Mackenzie and Andrew Wignall.

(6)	Includes 138,406 shares of common stock issuable upon exercise of stock options.

(7)	Includes 88,653 shares of common stock issuable upon exercise of stock options.

(8)	Includes 39,351 shares of common stock issuable upon exercise of stock options.

(9)	Includes 109,426 shares of common stock issuable upon exercise of stock options. Mr. Reitz ceased to serve as an executive officer of the Company in January 2006.

(10)	Includes 44,552 shares of common stock issuable upon exercise of stock options.

(11)	Includes 23,548 shares of common stock issuable upon exercise of stock options.

(12)	Includes 140,895 shares of common stock issuable upon exercise of stock options. Includes shares of record held by the Henson Family Trust, 1/8/87 Michael Henson Annuity Trust No. 1, and Linda Henson Annuity Trust No. 1, of which Mr. Henson is the trustee, the Michael R. Henson UTA Charles Schwab & Co. Inc. IRA Rollover, the Linda A. Henson Charles Schwab & Co. Inc. IRA Rollover and shares of record held by JAIC-Henson MedFocus LLC and JAIC-Henson MedFocus II, LLC of which Mr. Henson is a partner. Mr. Henson holds voting and investment power over the foregoing shares.

(13)	Includes 108,836 shares of common stock issuable upon exercise of stock options.

(14)	Includes 30,861 shares of common stock issuable upon exercise of stock options. Mr. Holubow, our director, is an employee of William Harris Investors, Inc. William Harris Investors, Inc. is affiliated with or provides investment advice to the following individuals and entities that hold shares of our common stock: Adjuvant Foundation, Courderay Partners, Harris Venture Partners LLC, Irving B. Harris Revocable Trust, Irving Harris Foundation, Jack Polsky Investment Trust, Jerome Kahn, Jr. Revocable Trust, Margot Kahn, Peter Martin, James J. Pelts, Michael S. Resnick, Rotunda Foundation, Roxanne H. Frank Trust and Virginia H. Polsky Trust. Mr. Holubow does not have voting or dispositive power over any of our shares held by affiliates or clients of William Harris Investors, Inc.

(15)	Includes 26,804 shares of common stock issuable upon exercise of stock options. Dr. Merz, our director, is an employee of HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. In addition, HBM Partners (Cayman) Ltd. is the sole shareholder of HBM BioPartners Limited. HBM BioPartners Limited is the general partner of International Life Science Managers LP, and International Life Science Managers LP is the general partner of International Life Science Partners LP. Dr. Merz does not have voting or dispositive power over any of our shares held by HBM BioVentures (Cayman) Ltd. or International Life Science Partners LP.

(16)	Includes 19,999 shares of common stock issuable upon exercise of stock options.

(17)	Includes 52,162 shares of common stock issuable upon exercise of stock options. Also includes 9,202 shares held by the Thiel Family Trust dated 5/10/00, of which Mr. Thiel is the trustee. Mr. Thiel exercises voting and investment power over the foregoing shares.

(18)	Includes 41,972 shares of common stock issuable upon exercise of stock options. Also includes 772 shares of record held by Global Venture Advisors GmbH, of which Dr. Waddington is a Managing Director. Dr. Waddington, our director, is a Managing Director and Managing Partner of PolyTechnos Venture-Partners GmbH, or PTVP. PTVP acts as an investment advisor to PolyTechnos (GP) Ltd., the General Partner of the Enabling Technology Limited Partnership, which has invested in us through PolyTechnos Medical Devices Ltd. PTVP acts as an investment advisor to PolyTechnos (GP) II Ltd., the General Partner of the PolyTechnos Venture Fund II Limited Partnership. PTVP acts as an investment advisor to PolyTechnos Management GmbH, the General Partner of PolyTechnos Venture Fund II GmbH & Co. KG. PolyTechnos Partners & Team GmbH is a trustee vehicle for co-investments made into various companies. Dr. Waddington has a “carried interest” in the various general partnerships described above and has participated in co-investments made by PolyTechnos Partners & Team GmbH. Dr. Waddington does not have voting or dispositive power over any shares held by the various PolyTechnos funds and entities with the exception of those shares held by Global Venture Advisors GmbH. Dr. Waddington disclaims beneficial ownership of the shares held by the various PolyTechnos funds entities except to the extent of his proportional interest in those entities.

(19)	See footnotes (6) through (18). Includes an aggregate of 905,527 shares of common stock issuable upon the exercise of stock options.

(20)	The information listed in this table with respect to shares beneficially owned by stockholders is based on Schedule 13Gs filed with the SEC or information provided to us by such stockholders.

Micrus has filed a registration statement (including a prospectus) with the SEC with respect to the underwritten public offering of its common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Micrus has filed with the SEC for more complete information about Micrus and this underwritten public offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Micrus or A.G. Edwards will arrange to send you the prospectus if you request it by contacting Micrus Endovascular Corporation at 821 Fox Lane, San Jose, CA 95131, attn: Investor Relations, or by calling Micrus at (408) 433-1400; or by contacting A.G. Edwards & Sons, Inc., One North Jefferson, St. Louis, Missouri 63103, (314) 955-3000 or CIBC World Markets Corp. by email at useprospectus@us.cibc.com or by fax at (212) 667-6136.